EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS
FOURTH QUARTER & FULL YEAR 2013 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "The diversity of our portfolio of communications offerings and technological innovations enable us to better meet increasing competition in each segment of the market. Our streamlining and efficiency initiatives continue to yield results, strengthening our financial position and allowing for the continued investments in advanced infrastructures."

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: Our ability to generate strong cash flows enabled us to continue our significant investments in developing state-of-the-art communications infrastructures, while continuing to distribute dividends to our shareholders."

Tel Aviv, Israel – March 6, 2014 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2013. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q4 2013	Q4 2012	% change	FY 2013	FY 2012	% change
	(NIS millions)			(NIS millions)
Revenues	2,409	2,449	(1.6)%	9,563	10,278	(7.0)%
Operating profit	593	778	(23.8)%	2,819	3,041	(7.3)%
EBITDA	921	1,139	(19.1)%	4,130	4,477	(7.8)%
EBITDA margin	38.2%	46.5%		43.2%	43.6%
Net profit attributable to Company shareholders	352	522	(32.6)%	1,771	1,861	(4.8)%
Diluted EPS (NIS)	0.13	0.19	(31.6)%	0.65	0.68	(4.4)%
Cash flow from operating activities	935	1,002	(6.7)%	4,152	4,014	3.4%
Payments for investments, net	225	192	17.2%	916	1,235	(25.8)%
Free cash flow 1	710	810	(12.3)%	3,236	2,779	16.4%
Net debt/EBITDA (end of period) 2	1.96	1.79		1.96	1.79

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “2013 was a challenging year for the Bezeq Group, but thanks to our focus on customer needs, innovative investments in infrastructure, and targeted, efficient management across all units, we managed to maintain and even expand our leadership position. Our diverse group operations enable us to better meet increasing competition in each segment. We expect the Minister of Communications to complete the regulatory reform in a fair and balanced manner in the coming period, which will allow continued development of market competition, while removing the barriers and restrictions imposed on the Bezeq Group.”

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Press Release

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Our Group financial results prove, once more, our ability to adapt to the changing communications market, streamline operations and post solid performance across key metrics. Our ability to generate strong cash flows enabled us to continue our significant investments in developing state-of-the-art communications infrastructures, while continuing to distribute dividends to our shareholders.”

Bezeq Group Results (Consolidated)

Revenues in 2013 amounted to NIS 9.56 billion compared with NIS 10.28 billion in 2012, a decrease of 7.0%. The reduction in Group revenues was primarily related to a decrease in the revenues of Pelephone due to increased competition in the market. The decrease was partially mitigated by an increase in the revenues of Bezeq International.

Revenues in the fourth quarter of 2013 amounted to NIS 2.41 billion compared with NIS 2.45 billion in the corresponding quarter of 2012, a decrease of 1.6%.

Profitability metrics were influenced by an increase in the net provision for employee retirement at Bezeq Fixed-line which amounted to NIS 90 million in 2013, of which NIS 54 million was recorded in the fourth quarter of 2013.  By comparison, the provision for employee retirement in 2012 amounted to NIS 32 million of which NIS 19 million was recorded in the fourth quarter of 2012.  In addition, in the corresponding quarter of 2012 there was an exceptionally large amount of capital gains recorded from the sales of real estate and copper in the amount of NIS 130 million compared with NIS 35 million in the fourth quarter of 2013.  Furthermore, in the fourth quarter of 2013, Pelephone recorded a one-time expense in the amount of NIS 61 million due to the implementation of the agreement with the employee labor union.

Operating profit in 2013 amounted to NIS 2.82 billion compared with NIS 3.04 billion in 2012, a decrease of 7.3%.  Operating profit in the fourth quarter of 2013 amounted to NIS 593 million compared with NIS 778 million in the corresponding quarter of 2012, a decrease of 23.8%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) in 2013 amounted to NIS 4.13 billion (EBITDA margin of 43.2%) compared with NIS 4.48 billion in 2012 (EBITDA margin of 43.6%), a decrease of 7.8%.  EBITDA in the fourth quarter of 2013 amounted to NIS 921 million (EBITDA margin of 38.2%) compared with NIS 1.14 billion (EBITDA margin of 46.5%) in the corresponding quarter of 2012, a decrease of 19.1%.

Net profit attributable to Bezeq shareholders in 2013 amounted to NIS 1.77 billion compared with NIS 1.86 billion in 2012, a decrease of 4.8%.  Net profit attributable to Bezeq shareholders in the fourth quarter of 2013 amounted to NIS 352 million compared with NIS 522 million in the corresponding quarter of 2012, a decrease of 32.6%.

Operating cash flow in 2013 amounted to NIS 4.15 billion compared with NIS 4.01 billion in 2012, an increase of 3.4%.  Free cash flow in 2013 amounted to NIS 3.24 billion compared with NIS 2.78 billion in 2012, an increase of 16.4%.

Net financial debt of the Group was NIS 8.09 billion at December 31, 2013 compared with NIS 8.00 billion as of December 31, 2012.

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Dividend Announcement

In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of profits for the second half of 2013 as a cash dividend to shareholders of NIS 802 million (approximately NIS 0.29 per share).  The semi-annual dividend, which is subject to shareholder approval, would be payable on April 23, 2014.  The ex-dividend date is April 6, 2014.

2014 Outlook

Based on information currently available to the Bezeq Group, the outlook for 2014 is expected to be as follows:

Net profit attributable to shareholders:	NIS 1.6 billion to NIS 1.7 billion
EBITDA:	Around NIS 4.0 billion
Free cash flow:	Above NIS 2.5 billion

The Company's forecasts detailed above are forward looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of a provision for an employee retirement plan that may be adopted, investments in the establishment of a 4G network, and the effects of a potential acquisition of DBS.

b.
The forecast is based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2014. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's financial statements.

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Press Release

Bezeq Fixed-Line Results

•	Internet subscribers grew 8% in 2013 and reached 1.26 million subscribers

•	88.5% growth in average broadband speeds to 18.1 Mbps

•	In 2013, Bezeq continued to proactively upgrade its 1.2 million customers to faster broadband Internet speeds free of charge

Stella Handler, Bezeq CEO, commented, “We are closing a year of significant achievements which further extend our leadership position in the Israeli market. Most notably we recruited a record 94,000 new Internet subscribers, and almost doubled the average Internet connection speed for our customers.  2013 was also marked by the acceleration of a strategic roll-out of our fiber-optic network, which now covers more than 400,000 homes from Kiryat Shmona to Eilat. This year, we will further speed up deployment, with the aim of covering almost 1 million households, representing 40% of Israel’s population, by year’s end.”

Revenues in 2013 amounted to NIS 4.48 billion compared with NIS 4.63 billion in 2012, a decrease of 3.3%.  Revenues in the fourth quarter of 2013 amounted to NIS 1.10 billion compared with NIS 1.12 billion in the corresponding quarter of 2012, a decrease of 1.8%.  The decrease in revenues was primarily due to the reduction in telephony revenues which were partially mitigated by higher revenues from Internet services as well as transmission and data services.

Revenues from Internet services in 2013 grew by 10.4% and amounted to NIS 1.29 billion compared with NIS 1.17 billion in 2012.  Revenues from Internet services in the fourth quarter of 2013 grew 10.2% versus the year ago and amounted to NIS 324 million compared with NIS 294 million in the corresponding quarter of 2012. The growth in revenues from Internet services was primarily due to record annual growth of 94,000 Internet subscribers together with an increase in average revenue per subscriber due to broadband speed upgrades.

Revenues from telephony services in 2013 amounted to NIS 1.97 billion compared with NIS 2.25 billion in 2012, a decrease of 12.6%.  Revenues from telephony services in the fourth quarter of 2013 amounted to NIS 468 million compared with NIS 537 million in the corresponding quarter of 2012, a decrease of 12.8%. The decrease in telephony revenues was primarily due to a reduction in the average revenue per line.

Operating expenses in 2013 amounted to NIS 895 million compared with NIS 1.03 billion in 2012, a decrease of 13.4%.  Operating expenses in the fourth quarter of 2013 amounted to NIS 223 million compared with NIS 255 million in the corresponding quarter of 2012, a decrease of 12.5%.  The decrease in operating expenses was primarily due to a reduction in most of the Company's expense items despite the NIS 37 million technical reduction recorded in 2012 relating to the cancellation of a provision for frequency expenses.  In addition, decreases were recorded in interconnect fees and royalties paid to the State of Israel.

Profitability metrics were influenced by an increase in the net provision for employee retirement which amounted to NIS 90 million in 2013, of which NIS 54 million was recorded in the fourth quarter of 2013.  By comparison, the provision for employee retirement in 2012 amounted to NIS 32 million of which NIS 19 million was recorded in the fourth quarter of 2012.  In addition, in the corresponding quarter of 2012 there was an exceptionally large amount of capital gains recorded from the sales of real estate and copper compared to the fourth quarter of 2013.

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Operating profit in 2013 amounted to NIS 2.00 billion compared with NIS 1.96 billion in 2012, an increase of 2.0%. Operating profit in the fourth quarter of 2013 amounted to NIS 459 million compared with NIS 564 million in the corresponding quarter of 2012, a decrease of 18.6%.

EBITDA in 2013 amounted to NIS 2.68 billion (EBITDA margin of 59.9%) compared with NIS 2.69 billion (EBITDA margin of 58.1%) in 2012, a decrease of 0.3%.  EBITDA in the fourth quarter of 2013 amounted to NIS 633 million (EBITDA margin of 57.5%) compared with NIS 753 million (EBITDA margin of 67.2%) in the corresponding quarter of 2012, a decrease of 15.9%.

Net profit in 2013 grew by 11.7% and amounted to NIS 1.37 billion compared with NIS 1.23 billion in 2012.  The increase in net profit was primarily due to a decrease in financing and tax expenses.

Net profit in the fourth quarter of 2013 amounted to NIS 312 million compared with NIS 370 million in the corresponding quarter of 2012, a decrease of 15.7%.

Cash flow from operating activities in 2013 amounted to NIS 2.27 billion compared with NIS 2.01 billion in 2012, an increase of 13.2%.  The increase in cash flow from operating activities was primarily due to the improvement in working capital.  Cash flow from operating activities in the fourth quarter of 2013 amounted to NIS 526 million compared with NIS 512 million in the corresponding quarter of 2012, an increase of 2.7%.

Free cash flow in 2013 amounted to NIS 1.79 billion compared with NIS 1.35 billion in 2012, an increase of 32.4%. Free cash flow in the fourth quarter of 2013 amounted to NIS 394 million compared with NIS 446 million in the corresponding quarter of 2012, a decrease of 11.7% primarily due to timing differences in payments received from sales of real estate and copper.

The number of Internet subscribers increased 8%, up 33,000 subscribers sequentially and up 94,000 year-over-year. This represents the highest quarterly and yearly numbers of net subscriber additions since 2005.  The total number of Internet subscribers at the end of December 2013 reached 1.26 million.

During 2013, Bezeq continued to actively upgrade customers to faster broadband Internet speeds.  Average broadband speeds increased 88.5% to 18.1 Mbps from 9.6 Mbps at the end of 2012.

Average revenue per Internet subscriber (ARPU) rose by NIS 3 to NIS 84 in 2013 compared to NIS 81 in 2012.  In the fourth quarter of 2013 ARPU amounted to NIS 82 compared with NIS 86 sequentially. The decrease in ARPU in the fourth quarter of 2013 was due to accounting adjustments recorded during the quarter.

The number of telephony access lines at the end of 2013 amounted to 2.22 million, a decrease of only 2.3% compared to the end of 2012.  Average revenue per line (ARPL) at the end of 2013 amounted to NIS 74 compared with NIS 81 at the end of 2012. ARPL was retroactively adjusted to include revenue from mobile termination fees.

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Press Release

Bezeq Fixed-Line - Financial data	Q4 2013	Q4 2012	% change	FY 2013	FY 2012	% change
	(NIS millions)			(NIS millions)
Revenues	1,101	1,121	(1.8)%	4,478	4,630	(3.3)%
Operating profit	459	564	(18.6)%	1,998	1,959	2.0%
EBITDA	633	753	(15.9)%	2,681	2,689	(0.3)%
EBITDA margin	57.5%	67.2%		59.9%	58.1%
Net profit 1	312	370	(15.7)%	1,371	1,227	11.7%
Cash flows from operating activities	526	512	2.7%	2,274	2,009	13.2%
Payments for investments, net	132	66	100.0%	485	658	(26.3)%
Free cash flow 2	394	446	(11.7)%	1,789	1,351	32.4%

1 Excluding share in profits/losses of equity-accounted investees.
2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q4 2013	Q3 2013	Q4 2012	% change	% change
				vs.	vs.
				Q3 2013	Q4 2012
Number of active subscriber lines (end of period, in thousands) 1	2,216	2,223	2,268	(0.3)%	(2.3)%
Average monthly revenue per line (NIS) 2	70	73	78	(4.1)%	(10.3)%
Number of outgoing usage minutes (millions)	1,742	1,712	1,979	1.8%	(12.0)%
Number of incoming usage minutes (millions)	1,541	1,521	1,571	1.3%	(1.9)%
Churn rate (%) 3	3.1%	2.8%	4.0%
Number of broadband internet subscribers (end of period, in thousands)	1,263	1,230	1,169	2.7%	8.0%
Average monthly revenue per broadband internet subscriber (NIS)	82	86	80	(4.7)%	2.5%
Average broadband speed per subscriber (end of period, Mbps)	18.1	17.3	9.6	4.6%	88.5%

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).
2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average subscribers for the period. The data was retroactively adjusted to include revenue from mobiile termination fees.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

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Press Release

Pelephone Results

•	Net profit after adjusting for one-time expenses in 2013 amounted to NIS 563 million, a decrease of 19.3%.

•	Revenues from handsets grew 8.1% in the fourth quarter of 2013 and amounted to NIS 295 million.

•	Cash flow from operating activities in 2013 amounted to NIS 1.59 billion, a decrease of 7.9%.

Gil Sharon, CEO of Pelephone, stated, “We continue to lead the Israeli mobile market in all profitability metrics, thanks to our focus on high quality cellular services and a diverse range of handsets, while adapting our company structure to stiff market competition. In 2013, we streamlined operations while signing a collective labor agreement, which facilitated a reduction of 400 positions this year. We also signed a roaming services agreement with Alon Cellular (YouPhone), which we believe will help us continue to outperform the industry benchmark in the coming year as well. Despite competition in the handset market, sales grew in the fourth quarter as compared to the same quarter last year, following expansion of operations into the tablet and accessories markets.”

In 2013, the Company completed its handset upgrade for all government employees, and renewed major enterprise contracts, including: HP, Fattal Hotels, KKL-JNF, Maccabi Healthcare Services, Malam, and others. Pelephone also welcomed new clients, such as: Google, the Rehovot Municipal Authority, the British Consulate, Amal, and more.

Sharon further noted, “We are currently celebrating five years since we launched our new network, which allowed us to lead a technological and commercial revolution, as well as close significant gaps with our competitors across all business metrics. Today, we are preparing to launch our 4G (LTE) network, and believe that toward the end of 2014 this network will offer our customers in Israel the best 4G browsing experience available.”

Total revenues in 2013 amounted to NIS 3.81 billion compared with NIS 4.47 billion in 2012, a decrease of 14.7%. Total revenues in the fourth quarter of 2013 amounted to NIS 983 million compared with NIS 1.03 billion in the corresponding quarter of 2012, a decrease of 4.3%.

Revenues from cellular services in 2013 amounted to NIS 2.81 billion compared with NIS 3.26 billion in 2012, a decrease of 13.9%.  Revenues from cellular services in the fourth quarter of 2013 amounted to NIS 688 million compared with NIS 754 million in the corresponding quarter of 2012, a decrease of 8.8%.

The decrease in service revenues was primarily due to tariff erosion as a result of increased competition in the cellular market, partially offset by wholesale revenues from communication operators hosted on Pelephone's network.

Revenues from handsets in 2013 amounted to NIS 1.0 billion compared with NIS 1.21 billion in 2012, a decrease of 17.1%.  Revenues from handsets grew 8.1% in the fourth quarter of 2013 and amounted to NIS 295 million compared with NIS 273 million in the corresponding quarter of 2012.

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Press Release

The decrease in year-over-year revenues from handsets in 2013 was due to increased competition in the cellular market that resulted in a reduction in prices and quantity of handsets sold. Nevertheless, in the fourth quarter of 2013 there was an increase in the number of smartphones, tablets and other accessories sold resulting in growth in revenues from handsets compared to the corresponding quarter.

Non-IFRS profitability metrics adjusted for one-time expenses of NIS 61 million relating to the collective employee labor agreement implemented in December 2013 are presented below as “Adjusted” numbers. The one-time expense also includes increased severance payments for 230 tenured employees.

Adjusted operating profit in 2013 amounted to NIS 669 million compared with NIS 892 million in 2012, a decrease of 25.0%.  Adjusted operating profit in the fourth quarter of 2013 amounted to NIS 137 million compared with NIS 167 million in the corresponding quarter of 2012, a decrease of 18.0%.

Adjusted EBITDA in 2013 amounted to NIS 1.13 billion (EBITDA margin of 29.6%) compared with NIS 1.42 billion in 2012, a decrease of 20.9%.  Adjusted EBITDA in the fourth quarter of 2013 amounted to NIS 249 million (EBITDA margin of 25.3%) compared with NIS 296 million (EBITDA margin of 28.8%) in the corresponding quarter of 2012, a decrease of 15.9%.

Adjusted net profit in 2013 amounted to NIS 563 million compared with NIS 698 million in 2012, a decrease of 19.3%.  Adjusted net profit in the fourth quarter of 2013 amounted to NIS 109 million compared with NIS 134 million in the corresponding quarter of 2012, a decrease of 18.7%.

The decrease in profitability metrics was due to a reduction in sales of handsets together with the continued erosion in tariffs during the last year as a result of increased competition in the cellular market.

Cash flow from operating activities in 2013 amounted to NIS 1.59 billion compared with NIS 1.73 billion in 2012, a decrease of 7.9%.  Cash flow from operating activities in the fourth quarter of 2013 amounted to NIS 327 million compared with NIS 388 million in the corresponding quarter of 2012, a decrease of 15.7%.  The decrease was primarily due to lower net profit partially offset by changes in working capital as a result of a reduction in the sale of handsets in installments.

Total Pelephone subscribers at December 31, 2013 amounted to 2.64 million compared with 2.80 million at the beginning of the year.  The decrease in subscribers in 2013 was partially due to net porting of 77,000 subscribers to competing cellular operators, the transition of a large reseller to an MVNO operator, as well as the silencing of non-active prepaid subscribers.

The number of employee positions at December 31, 2013 amounted to 2,791 positions compared with 3,187 positions at December 31, 2012.  The reduction of approximately 400 positions was primarily achieved through streamlining measures as well as the signing of a collective labor agreement in December 2013 which allowed for the voluntary retirement of employees. Pelephone continues to be the most efficient cellular company in Israel with the lowest number of employees compared to the incumbent operators as well as generating the highest profitability metrics in the industry.

Monthly average revenue per user (ARPU) in 2013 amounted to NIS 86 compared with NIS 95 in 2012.  ARPU in the fourth quarter of 2013 amounted to NIS 86 compared with NIS 89 in the corresponding quarter of 2012.

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Press Release

Pelephone - Financial data	Q4 2013	Q4 2012	% change	FY 2013	FY 2012	% change
	(NIS millions)			(NIS millions)
Total revenues	983	1,027	(4.3)%	3,809	4,468	(14.7)%
Service revenues	688	754	(8.8)%	2,808	3,261	(13.9)%
Equipment revenues	295	273	8.1%	1,001	1,207	(17.1)%
Operating profit	76	167	(54.5)%	608	892	(31.8)%
Operating profit, adjusted 2	137		(18.0)%	669		(25.0)%
EBITDA	188	296	(36.5)%	1,065	1,423	(25.2)%
EBITDA, adjusted 2	249		(15.9)%	1,126		(20.9)%
EBITDA margin	19.1%	28.8%		28.0%	31.9%
EBITDA margin, adjusted 2	25.3%			29.6%
Net profit	67	134	(50.0)%	521	698	(25.4)%
Net profit, adjusted 2	109		(18.7)%	563		(19.3)%
Cash flows from operating activities	327	388	(15.7)%	1,591	1,728	(7.9)%
Payments for investments, net	77	73	5.5%	315	381	(17.3)%
Free cash flow 1	250	315	(20.6)%	1,276	1,347	(5.3)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
*After adjusting for one-time expenses relating to the employee labor agreement implemented in December 2013.

Pelephone - KPIs	Q4 2013	Q3 2013	Q4 2012	% change	% change
				vs.	vs.
				Q3 2013	Q4 2012
Total subscribers (end of period, in thousands) 1	2,642	2,683	2,800	(1.5)%	(5.6)%
Average revenue per user (ARPU, NIS) 2	86	88	89	(2.3)%	(3.4)%
Average monthly minutes of use per subscriber (MOU) 3	484	459	442	5.4%	9.5%
Churn rate 4	8.3%	6.2%	5.9%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone's services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

4 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

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Press Release

Bezeq International Results

•	Record total revenues in 2013 of NIS 1.43 billion reflecting a 6.9% increase compared with the previous year.

•	EBITDA reached NIS 357 million in 2013 representing the highest level since the company's establishment.

•	Record revenues from business communication solutions (ICT) resulted in a 33% increase compared with the previous year.

•
Bezeq International continued to successfully leverage its submarine cable and recorded 4% growth in revenues from Internet services as well as 8% growth in Internet subscribers compared with the year ago.

Itzik Benbenisti, CEO of Bezeq International, stated, “In 2013, we recorded excellent growth in revenues across our services which in turn drove improved operating profit. We succeeded in leveraging our strengths in service as well as technology, recording significant growth in Internet customer recruitment across our submarine cable network and in the sale of state-of-the-art IT solutions to businesses, all while clearly differentiating ourselves from the competition. The dedication and professionalism of our employees, place us today at the forefront of the communications industry in Israel. I am proud of the Company, and its employees, and I am confident that the path we have set and our unique corporate culture will continue leading us to future success and achievements in the years to come.”

Revenues in 2013 amounted to a record NIS 1.43 billion compared with NIS 1.34 billion in 2012 an increase of 6.9%. The increase was primarily due to the significant growth in revenues from the sale of business communication and IT solutions (ICT), Internet services delivered across the submarine cable infrastructure and the Power NGN high speed network together with an increase in revenues from the transfer of calls from worldwide telecom operators (Hubbing).

Revenues in the fourth quarter of 2013 amounted to a record NIS 369 million compared with NIS 340 million in the corresponding quarter of 2012, an increase of 8.6%.

In 2013, the Company maintained its profitability metrics despite the continued erosion in the international long distance call market due to the transition to unlimited cellular packages.

Operating profit in 2013 amounted to NIS 227 million compared with NIS 219 million in 2012, an increase of 3.8%.  EBITDA in 2013 amounted to a record NIS 357 million (EBITDA margin of 24.9%) compared with NIS 355 million (EBITDA margin of 26.5%) in 2012, an increase of 0.5%.  Net profit in 2013 remained strong and amounted to NIS 158 million compared with NIS 160 million in 2012, a decrease of 0.9%.

Timing differences of expenses resulted in a decrease in operating profit, EBITDA, and net profit in the fourth quarter of 2013 compared with the corresponding quarter of 2012.

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Press Release

Cash flow from operating activities in 2013 amounted to NIS 288 million, compared with NIS 272 million in 2012, an increase 5.7%.  Free cash flow in 2013 amounted to NIS 191 million compared with NIS 99 million in 2012, an increase of 92.4%.  The increase in operating and free cash flow was due to an improvement in working capital as well as a decrease in payments for investments due to the completion of the submarine cable in the beginning of 2012.

Cash flow from operating activities in the fourth quarter of 2013 amounted to NIS 77 million, compared with NIS 86 million in the corresponding quarter of 2012, a decrease 11.1%.  Free cash flow in the fourth quarter of 2013 amounted to NIS 59 million compared with NIS 48 million in the corresponding quarter of 2012, an increase of 22.1%.  The decrease in cash flow from operating activities was due to timing differences in payments to suppliers compared to the corresponding quarter of 2012.  The increase in free cash flow was due to an improvement in working capital as well as a decrease in payments for investments in the fourth quarter of 2013 primarily due to timing differences.

Bezeq International	Q4 2013	Q4 2012	% change	FY 2013	FY 2012	% change
	(NIS millions)			(NIS millions)
Revenues	369	340	8.6%	1,433	1,340	6.9%
Operating profit	56	62	(8.5)%	227	219	3.8%
EBITDA	89	95	(5.7)%	357	355	0.5%
EBITDA margin	24.2%	27.9%		24.9%	26.5%
Net profit	38	45	(14.0)%	158	160	(0.9)%
Cash flows from operating activities	77	86	(11.1)%	288	272	5.7%
Payments for investments, net	18	38	(53.1)%	97	173	(43.9)%
Free cash flow 1	59	48	22.1%	191	99	92.4%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

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Press Release

yes Results

•	Yes added a record 23,000 subscribers in 2013 to a record total of over 600,000 subscribers at year-end.

•	EBITDA in 2013 amounted to NIS 530 million compared with NIS 502 million in 2012, an increase of 5.7%. EBITDA margin in 2013 reached 32.4% compared to 30.7% a year ago.

Ron Eilon, CEO of yes, stated, “We posted a record year adding over 23,000 new subscribers to bring our customer base across the 600 thousand subscriber mark.  In the fourth quarter of 2013, we unveiled our yesGO service, set to launch in the near future, which puts us at the forefront of multi-channel TV technology, and will enable us to continue to offer the most advanced viewer experience in Israel, along with the best in world-class content and leading customer service."

Revenues in 2013 amounted to NIS 1.64 billion, in line with 2012.  Revenues in the fourth quarter of 2013 amounted to NIS 418 million compared with NIS 408 million in the corresponding quarter of 2012, an increase of 2.4%. The increase in revenues was primarily due to an increase in subscribers.

Operating profit in 2013 amounted to NIS 268 million compared with NIS 253 million in 2012, an increase of 5.8%.  The increase was primarily due to a reduction in marketing and content expenses as well as the cancellation of royalty fees partially mitigated by an increase in depreciation expenses.

Operating profit in the fourth quarter of 2013 amounted to NIS 60 million compared with NIS 73 million, a decrease of 17.3%. The decrease was primarily due to an increase in sales and marketing expenses resulting from the increase in new subscribers as well as an increase in depreciation expenses.

EBITDA in 2013 grew 5.7% and amounted to NIS 530 million (EBITDA margin of 32.4%) compared with NIS 502 million (EBITDA margin of 30.7%) in 2012. The increase in EBITDA was due to a decrease in marketing and content expenses as well as the cancellation of royalty fees.

EBITDA in the fourth quarter of 2013 amounted to NIS 131 million (EBITDA margin of 31.3%) compared to NIS 137 million (EBITDA margin of 33.6%) in the corresponding quarter of 2012, a decrease of 4.5%.

Profit before finance expenses to shareholders and taxes in 2013 amounted to NIS 107 million compared with NIS 99 million in 2012, an increase of 7.7%.  Profit before finance expenses to shareholders and taxes in the fourth quarter of 2013 amounted to NIS 27 million compared with NIS 57 million in the corresponding quarter of 2012.

Net loss in 2013 amounted to NIS 381 million compared with NIS 310 million in 2012, an increase of 22.7%.  The increase in net loss was primarily due to an increase in financing expenses to shareholders.  Net loss in the fourth quarter of 2013 amounted to NIS 83 million compared with NIS 21 million in the corresponding quarter of 2012.

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Press Release

Cash flow from operating activities in 2013 increased 17.3% and amounted to NIS 490 million compared with NIS 418 million in 2012. Free cash flow increased 24.5% in 2013 and amounted to NIS 167 in 2013 compared with 134 million in 2012.  The increase in cash flow was primarily due to an increase in EBITDA as well as an improvement in working capital.

ARPU in 2013 decreased 0.4% and amounted to NIS 233.  ARPU in the fourth quarter of 2013 amounted to NIS 233 compared with NIS 234 in the corresponding quarter of 2012, a decrease of 0.4%.

In the fourth quarter, yes unveiled its groundbreaking initiative in the world of television - yesGO - which will allow users to view dozens of TV channels and thousands of VOD titles broadcast directly from yes, anytime and anywhere, on their tablets, cell phones, and all other supported devices.

The service is currently being tested among yes employees, and will soon be available to all customers, offering access to dozens of yes channels including movie channels, TV show channels, kids’ channels, sports channels, lifestyle channels and yes VOD titles, from all supported devices, anytime, anywhere, including thousands of free content options.

yes - Financial data	Q4 2013	Q4 2012	% change	FY 2013	FY 2012	% change
	(NIS millions)			(NIS millions)
Revenues	418	408	2.4%	1,635	1,636	0.0%
Operating profit	60	73	(17.3)%	268	253	5.8%
EBITDA	131	137	(4.5)%	530	502	5.7%
EBITDA margin	31.3%	33.6%		32.4%	30.7%
Net loss	(83)	(21)	(292.5)%	(381)	(310)	(22.7)%
Cash flows from operating activities	133	120	11.2%	490	418	17.3%
Payments for investments, net	82	72	14.8%	323	284	13.9%
Free cash flow 1	50	48	5.7%	167	134	24.5%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q4 2013	Q3 2013	Q4 2012	% change	% change
				vs.	vs.
				Q3 2013	Q4 2012
Number of subscribers (end of period, in thousands) 1	601	593	578	1.3%	4.0%
Average revenue per user (ARPU, NIS) 2	233	233	234	0.0%	(0.4)%
Churn rate (%) 3	3.0%	3.4%	3.8%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.
3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2013 FINANCIAL RESULTS    PAGE | 13

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, March 6, 2014, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, March 12, 2014. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2013 FINANCIAL RESULTS    PAGE | 14

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2013 FINANCIAL RESULTS    PAGE | 15

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	2013	2012		2011
	NIS million	NIS million		NIS million
Revenues	9,563	10,278		11,373

Costs and expenses
Depreciation and amortization	1,311	1,436		1,395
Salaries	1,872	1,976	*	2,090	*
General and operating expenses	3,576	3,953		4,494
Other operating expenses (income), net	(15)	(128)		139
	6,744	7,237		8,118

Operating profit	2,819	3,041		3,255
Financing expenses
Financing expenses	573	649	*	601	*
Financing income	(428)	(498)		(389)
Financing expenses, net	145	151		212

Profit after financing expenses, net	2,674	2,890		3,043
Share in losses of equity-accounted investees	252	245		216
Profit before income tax	2,422	2,645		2,827
Income tax	651	778	*	758	*
Profit for the year	1,771	1,867		2,069

Attributable to:
Owners of the Company	1,771	1,861	*	2,074	*
Non-controlling interests	-	6		(5)
Profit for the year	1,771	1,867		2,069

Earnings per share (NIS)
Basic earnings per share	0.65	0.68	0.77	*

Diluted earnings per share	0.65	0.68	0.76

* Restated

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Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Other Operating Expenses (Income), Net

	2013	2012	2011
	NIS million	NIS million	NIS million

Profit from sale of property, plant & equipment (mainly real estate)	(120)	(125)	(119)
Profit from sale of copper	(40)	(79)	(62)
Provision for early retirement	90	32	369
Expenses in respect of collective labor agreement at Pelephone	61	-	-
Provision for contingent claims, net	-	(10)	(29)
Profit from forward contracts of copper and others	(7)	-	(20)
Loss from write-off of CRM project	1	54	-
Profit for the year	(15)	(128)	139

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2013 FINANCIAL RESULTS    PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	2013	2012
	NIS million	NIS million
Assets
Cash and cash equivalents	610	466
Investments, including derivatives	1,132	1,081
Trade receivables	2,651	2,927
Other receivables	344	321
Inventory	117	123
Assets classified as held for sale	66	44
Total current assets	4,920	4,962

Trade and other receivables	652	1,074
Property, plant and equipment	5,973	6,076
Intangible assets	2,060	2,178
Deferred and other expenses	261	255
Investments in equity-accounted investees (mainly loans)	1,015	1,005
Investments, including derivatives	81	90
Deferred tax assets	60	128	*
Total non-current assets	10,102	10,806

Total assets	15,022	15,768

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2013 FINANCIAL RESULTS    PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	2013	2012
	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,136	1,140
Trade payables	719	790
Other payables, including derivatives	707	703
Current tax liabilities	523	456
Provisions	125	155
Employee benefits	257	251	*
Dividend payable	-	969
Total current liabilities	3,467	4,464

Loans and debentures	8,691	8,406
Employee benefits	234	260	*
Provisions	68	66
Deferred tax liabilities	55	55
Other liabilities	84	62
Total non-current liabilities	9,132	8,849

Total liabilities	12,599	13,313

Total equity	2,423	2,455	*

Total liabilities and equity	15,022	15,768

*Restated

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2013 FINANCIAL RESULTS    PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	2013	2012	2011
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,771	1,867 *	2,069 *
Adjustments:
Depreciation and amortization	1,311	1,436	1,395
Share in losses of associates	252	245	216
Financing expenses, net	278	291	295 *
Capital gain, net	(159)	(150)	(181)
Share-based payments	29	72	167
Income tax expenses	651	778 *	758 *
Miscellaneous	(22)	-	(19)

Change in inventory	9	74	(33)
Change in trade and other receivables	646	505	(756)
Change in trade and other payables	27	(233)	(131)
Change in provisions	(29)	(34)	(64)
Change in employee benefits	2	(144)*	69 *
Change in deferred and other income	11	(31)	50
Net income tax paid	(625)	(662)	(649)
Net cash from operating activities	4,152	4,014	3,186
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(186)	(269)	(355)
Proceeds from the sale of property plant and equipment	312	305	266
Acquisition of financial assets held for trading and others	(1,570)	(2,527)	(2,859)
Proceeds from the sale of financial assets held for trading and others	1,528	2,396	1,967
Purchase of property, plant and equipment	(1,042)	(1,271)	(1,548)
Proceeds from disposal of investments and long-term loans	9	100	11
Miscellaneous	32	29	27
Net cash used in investment activities	(917)	(1,237)	(2,491)
Cash flows used in financing activities
Issue of debentures and receipt of loans	1,364	650	5,292
Repayment of debentures and loans	(1,120)	(720)	(1,483)
Dividends paid	(2,830)	(3,071)	(3,155)
Interest paid	(453)	(464)	(377)
Increase in the rate of holding in a subsidiary	(50)	(77)	-
Miscellaneous	(2)	19	15
Net cash from (used in) financing activities	(3,091)	(3,663)	292

Increase (decrease) in cash and cash equivalents, net	144	(886)	987
Cash and cash equivalents as at January 1	466	1,352	365
Cash and cash equivalents as at the end of the year	610	466	1,352

*Restated

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